UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44258

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FMG Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

[■] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

557 Oenoke Ridge Road

(No. and Street)

New Canaan	CT	06840
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Kaiser	203-354-4910	jkaiser@fmgannuities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC

(Name – if individual, state last, first, and middle name)

325 North Saint Paul St, Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Kaiser, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FMG Distributors, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] 3/3/26

Title: President

[signature] 3/3/2026

Notary Public

AMY DIETZ
NOTARY PUBLIC
State of Connecticut
My Commission Expires
November 30, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FMG DISTRIBUTORS, INC.

Financial Statements and Supplementary
Schedules Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934

DECEMBER 31, 2025

FMG DISTRIBUTORS, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2025

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
FMG Distributors, Inc.
New Canaan, CT 06840



S&Co Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged With Governance
FMG Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FMG Distributors, Inc. (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1,

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
February 17, 2026

FMG DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS	
Cash	$ 207,735
Prepaid Expense	3,661
Accounts Receivable	74,488
TOTAL ASSETS	$ 285,884
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses	$ 57,000
Commissions Payable	$ 43,803
Stockholder's Equity:	
Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding	8,000
Additional paid-in capital	33,065
Retained earnings	144,016
Total Stockholder's Equity	185,081
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 285,884

The accompanying notes are an integral part of these financial statements

FMG DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues:		
Commissions	$	399,173
Interest income		65
Other Income		500
Total Revenues		399,738
Expenses:		
Commission Payouts		214,772
Professional fees		17,335
Regulatory fees		5,985
Other Expenses		114
Total Expenses		238,206
Net income before income taxes		161,532
Federal & State Income taxes		42,300
Net Income	$	119,232

FMG DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Stockholder's equity, beginning of year	$ 8,000	$ 33,065	$ 24,784	$ 65,849
Net Income (Loss)	-	-	119,232	119,232
Stockholder's equity, end of year	$ 8,000	$ 33,065	$ 144,016	$ 185,081

FMG DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows From Operating Activities:	
Net income	$ 119,232
Decrease in accounts receivable	(64,969)
Decrease in prepaid expense	(3,332)
Increase in accrued expenses	73,434
Net Cash Provided By Operating Activities	124,365
Net Increase In Cash	124,365
Cash - Beginning of year	83,370
Cash - End of year	$ 207,735
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 800
Interest Expense	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS

FMG Distributors, Inc. (the "Company") is a registered broker/dealer engaged in selling mutual funds and variable annuities to other broker/dealers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts Receivable

Accounts receivable are shown net of a reserve for bad debts. For the year ended December 31, 2025, no bad debt expense was recognized.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. There is no difference in reporting the of income taxes for financial statement purposes and income tax purposes.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The Company has entered into one or more selling agreements with investment companies and/or insurance companies (the "Fund"), whereby it receives revenue from the sale of shares, which are sold via application ("Subscription-way") or subsequently via direct deposit by a customer into their account. Subscription agreements are included within the Fund prospectus and establish the commissions paid by the customer. The Company's obligation is to broker the sale and, in instances when the Company receives a check from the customer for the purchase of shares, to forward the customer's check to the Fund's sponsor ("Sponsor"), at which time the Company has met its performance obligation and recognizes revenue. Customers may make investments directly with the Sponsor, in which case the Company has no performance obligation and recognizes revenue when notified of the transaction and date by the Sponsor.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital many not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2025, the Company had net capital of $106,932 which exceeds requirements by $100,212. The Company's indebtedness to net capital ratio was 0.94 to 1.00.

NOTE 5 - INCOME TAXES

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2025, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. As of December 31, 2025, tax years dating back to 2021 remain open for examination by both federal and state taxing authorities.

NOTE 6 - CONCENTRATION OF RISK

Approximately 91.71% of the Company's revenue is derived from one customer.

FMG DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies that may result in a loss or future obligation, or that may be asserted against the Company at a future date.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 27, 2026 the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through January 27, 2026 that would require adjustment or disclosure in the financial statements.

NOTE 9 - SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

FMG DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$185,081
Deductions and/or charges	
Non-allowable assets	(78,149)
Net capital	$106,932

COMPUTATION OF AGGREGATED INDEBTEDNESS

Accounts payable and accrued expenses	$ 57,000
Commissions Payable	$ 43,803
Aggregate indebtedness	$100,803

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:	
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	$ 6,720
Excess net capital	$100,212
Percentage of aggregate indebtedness to net capital	94.27%
Ratio: Aggregate indebtedness to net capital	0.94 : 1

There were no material differences existing between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part IIA filing.

FMG DISTRIBUTORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

The Company claimed an exception from 17 C.F.R. paragraph 240.15c3-3 under the following provisions of 17 C.F.R. paragraph 240.15c3.3 (k)(1) and met the identified exemption provisions throughout the most recent fiscal year without exception.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
EXEMPTION REPORT

FMG DISTRIBUTORS, INC.
RULE 15c3-3 EXEMPTION REPORT
DECEMBER 31, 2025

FMG Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

FMG DISTRIBUTORS, INC.

____
Signature

PRGG
____
Title

February 26, 2026

INDEPENDENT AUDITOR'S REPORT
ON ANTI-MONEY LAUNDERING COMPLIANCE

To the Stockholder
FMG Distributors, Inc.
New Canaan, CT 06840

This report is intended to meet the independent testing requirements for the Anti-Money Laundering ("AML") Program of a financial industry organization as required by the Securities and Exchange Commission (the "Commission"), and the Financial Industry Regulatory Authority ("FINRA").

FMG Distributors, Inc. (the "Company") is a small limited broker dealer. The Company acts as a wholesaler of variable annuities to the independent broker dealer community. The Company does not deal with the public and carries no customer accounts.

Given the limited nature of the Company's activities and resources, the Company conducts its AML Program based on procedures designed to detect money laundering at its inception and follows those procedures based on the information obtained.

We have tested the Company's implementation of its AML Program using a thirty-five part questionnaire covering the Company's:

1. Definition and understanding of money laundering
2. Procedures and processes for verifying the identity of clients
3. Internal controls for the detection of money laundering
4. Procedures in the event money laundering activities are identified
5. Process for checking government lists prior to opening new accounts
6. Procedures for monitoring accounts for suspicious activities
7. Procedures for finding suspicious transactions and determining the need for further investigation or filing of a suspicious activities reports

This report is intended solely for the use of management, the Commission, FINRA and any other necessary regulatory agencies and should not be used for any other purposes.

Presti & Naegele LLP

February 26, 2026